UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On December 30, 2024, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands Announces Drone Safety Systems Now Available on Amazon US”, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

On January 3, 2025, the Company issued a press release titled “Jeffs’ Brands Signs Non-Binding LOI to Merge Fort Products with a Publicly Traded Company Valued at Up to $12 Million”, a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

This Form of Private Foreign Issuer on Form 6-K, solely with respect to Exhibit 99.2, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-277188) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated December 30, 2024, titled “Jeffs’ Brands Announces Drone Safety Systems Now Available on Amazon US”.
99.2	Press release issued by Jeffs’ Brands Ltd, dated January 3, 2025, titled “Jeffs’ Brands Signs Non-Binding LOI to Merge Fort Products with a Publicly Traded Company Valued at Up to $12 Million”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 3, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3